VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

WENDGUSTA, LLC
FINANCIAL STATEMENTS- INCOME TAX BASIS
DECEMBER 29, 2019 AND DECEMBER 30, 2018

VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
ADMIN@VRONAVANSCHUYLERCPA.COM
WWW.VRONAVANSCHUYLERCPA.COM
TEL: 516-670-9479 FAX: 516-670-9477

240 LONG BEACH ROAD
ISLAND PARK, NY 11558-1541

232 MADISON AVE., 3RD FL
NEW YORK, NY 10016-2901

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Wendgusta, LLC
27 Central Ave.
Cortland, NY 13045

We have reviewed the accompanying financial statements of Wendgusta, LLC which comprise the statements of assets, liabilities and members' equity—income tax basis as of December 29, 2019 and December 30, 2018, and the related statements of revenues and expenses—income tax basis, changes in members' equity—income tax basis and cash flows—income tax basis for the 53 or 52 weeks then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the income tax basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

February 1, 2020

VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Basis of Accounting

We draw attention to Note 1B of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Vrona & Van Schuyler CPAs, PLLC

Certified Public Accountants

February 1, 2020

Wendgusta, LLC
Statements of Assets, Liabilities and Members' Equity - Income Tax Basis
December 29, 2019 and December 30, 2018

ASSETS

	2019	2018
Current Assets:		
Cash - (Note 1J)	$ 1,610,372	$ 1,535,575
Inventories - (Note 1C)	129,876	104,419
Prepaid expenses and other current assets	-	154,725
Total Current Assets	1,740,248	1,794,719
Property and Equipment- net of accumulated depreciation - (Notes 1D and 2)	1,098,720	1,160,452
Others Assets:		
Goodwill, net of accumulated amortization of $4,467,200 in 2019 and $4,109,869 in 2018 - (Note 1E)	892,764	1,250,095
Tech fees, net of accumulated amortization of $13,390 in 2019 and $7,812 in 2018 - (Note 1F)	101,610	57,188
Deposits	16,088	16,488
Total Other Assets	1,010,462	1,323,771
TOTAL ASSETS	$ 3,849,430	$ 4,278,942

LIABILITIES AND MEMBERS' EQUITY

	2019	2018
Current Liabilities		
Current maturities of long-term debt - (Note 3)	$ 66,711	$ 62,835
Accounts payable, accrued expenses and taxes payable - (Note 1M)	1,319,300	1,604,671
Total Current Liabilities	1,386,011	1,667,506
Long term liabilities:		
Long-term debt, less current maturities - (Note 3)	628,018	694,729
Total Long Term Liabilities	628,018	694,729
Total Liabilities	2,014,029	2,362,236
Commitments & Contingencies - (Notes 3, 4, 5, and 7)	-	-
Members' Equity - (Notes 1A, 5A, 6B, 6C, and 6D)	1,835,401	1,916,706
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 3,849,430	$ 4,278,942

See independent accountants' review report and notes to the financial statements.

Wendgusta, LLC
Statements of Revenues and Expenses- Income Tax Basis
For the Years Ended December 29, 2019 and December 30, 2018

	2019	2018
Sales - net	$ 20,595,506	$ 17,351,739
Cost of Sales - net	6,410,735	5,271,739
Gross Profit	14,184,771	12,080,000
Labor Expenses	5,674,879	4,782,416
Store Operating and Occupancy Expenses	3,205,117	2,774,451
General and Administrative Expenses	1,019,455	880,019
Advertising Expenses - (Note 1L and 4A)	903,132	785,470
Royalty Expense - (Note 4A)	804,861	650,532
Depreciation & Amortization - (Notes 1D, 1E, 1F, and 1G)	965,923	1,498,617
Interest Expense - (Note 3)	72,205	50,450
Total Operating Expenses	12,645,572	11,421,955
Operating Income	1,539,199	658,045
Gain / (Loss) on sale (disposal) of Assets	(5,269)	(49,521)
Interest and other income	267,265	35,638
Excess (deficiency) of Revenues over expenses - (Note 1H)	$ 1,801,195	$ 644,162

Wendgusta, LLC
Statements of Changes in Members' Equity- Income Tax Basis
For the Years Ended December 29, 2019 and December 30, 2018

Members' Equity (deficit) December 31, 2017	$ 2,402,044
Excess of Revenues over expenses for the year ended December 30, 2018	644,162
Distributions paid to Members	(1,129,500)
Members' Equity (deficit) December 30, 2018	1,916,706
Excess of Revenues over expenses for the year ended December 29, 2019	1,801,195
Distributions paid to Members	(1,882,500)
Members' Equity (deficit) December 29, 2019	$ 1,835,401

Wendgusta, LLC
Statements of Cash Flows- Income Tax Basis
For the Years Ended December 29, 2019 and December 30, 2018

	2019	2018
Cash Flows for Operating Activities:		
Excess (deficiency) of revenues over expenses	$ 1,801,195	$ 644,162
Adjustments to reconcile net Cash Provided by Operating Activities		
Depreciation / Amortization	965,923	1,498,617
(Gain) / Loss on (sale) / disposal of assets	5,269	49,521
Increase (decrease) in cash attributed to changes in Assets & Liabilities		
Decrease (Increase)in inventories	(25,457)	7,570
Decrease (Increase) in prepaid expenses & other current assets	155,125	24,963
Increase (decrease) in accounts payable & accrued expenses and taxes payable	(285,371)	173,318
Total Adjustments	815,488	1,753,989
Net Cash Provided by Operating Activities	2,616,683	2,398,151
Cash Flows from Investing Activities:		
Capital Expenditures, tangible & intangible	(596,551)	(1,051,055)
Net Cash Provided by (Used in) Investing Activities	(596,551)	(1,051,055)
Cash Flows from Financing Activities:		
Repayments of note payable	(62,835)	(42,435)
Loan Proceeds	-	400,000
Members' distributions	(1,882,500)	(1,129,500)
Net Cash Provided by (Used in) Financing Activities	(1,945,335)	(771,935)
Net Increase (Decrease) in Cash	74,797	575,161
Cash, beginning of Year	1,535,575	960,414
Cash, End of Year	$ 1,610,372	$ 1,535,575
Supplemental Information:		
Interest Paid During the Year	$ 75,072	$ 43,267
Income Taxes Paid	$ 100	-

Wendgusta, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies

(A) The Company:

Wendgusta, LLC was formed on May 16, 2007 pursuant to the Georgia Limited Liability Company Act to acquire, own and operate eleven existing Wendy's Old Fashioned Hamburger Restaurants in Augusta and Martinez, Georgia and Aiken and North Augusta, South Carolina. The restaurants were acquired from one seller for an aggregate purchase price of $7,650,000, plus various adjustments in the net aggregate amount of approximately $50,000. The Company recorded goodwill in the amount of approximately $6,527,000. The acquisition closed on July 2, 2007. (See Note 3)

In October 2007 the Company closed the Dean Bridge Road restaurant.

In October 2016 the Company closed the Washington Road restaurant in Martinez, Georgia.

In July 2017 the Company completed construction on a new restaurant in North Augusta, South Carolina. In July 2017 the Company sold and leased back the restaurant.

In 2019 the company opened a new restaurant in Waynesboro, Georgia.

The Company currently operates eleven restaurants, all of which are leased. (See Note 4B)

The Company is to continue in perpetuity, except it is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration therefor in cash or the reduction to cash of non-cash consideration, or upon the occurrence of certain events as set forth in the operating agreement. (See Note 5B)

(B) Income Tax Basis of Accounting:

The accompanying financial statements have been prepared on the same basis of accounting used for the Company's federal income tax return, another comprehensive basis of accounting, differing in certain respects from generally accepted accounting principles (GAAP). Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

The federal income tax basis differes from GAAP primarily from depreciation of property and equipment is computed on receovery periods used for federal income tax purposes, including accelerated methods that provide bonus depreciation and special expensing elections, rather than the estimated useful lives of individual assets.

Wendgusta, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies - (Continued)

(C) Inventories:

Inventories represent food and supplies and are stated at cost.

(D) Property, Equipment & Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line method over useful lives as follows:

Leasehold Improvements	15 to 39	Years
Restaurant and office equipment	5 to 7	Years
Automobile	5	Years
Land Improvements	15	Years

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government's enactment of the Economic Stimulus Act of 2008, amended by the American Recovery and Reinvestment Act of 2009, The Small Business Jobs Act of 2010, and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010.

(E) Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

(F) Technical Assistance Fees:

The company capitalized the technical assistance fees previously paid to Wendy's International. These fees are amortized over fifteen years.

(G) Loan Costs:

The Company capitalized the costs incurred in obtaining the acquisition debt. These costs were amortized over the life of the loan.

Wendgusta, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies - (Continued)

(H) Income Taxes:

The Company was organized as a Limited Liability Company under the laws of Georgia and is not subject to any federal or state income tax. For federal, Georgia and South Carolina income tax purposes, the Company is treated as a partnership. Accordingly, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any cash distribution has been or will be made to such member.

The Company's tax returns are subject to examination by the Federal and State taxing authorities. The tax laws, rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Corporation to make adjustments, the profit or loss that is allocated to the members would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2016.

Although income tax rules are used to determine the timing of the reporting revenues and expenses, non-taxable revenues and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

(I) Fiscal Year:

The Company's annual accounting period is a fiscal year ending on the last Sunday of December.

(J) Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250,000. At any time during the year, the cash balance may exceed $250,000.

(K) Use of Estimates:

The preparation of financial statements in conformity with the income tax accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(L) Advertising:

The Company expenses all advertising costs when incurred.

Wendgusta, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies - (Continued)

(M) Sales Tax:

The Company collects sales tax and remits to the states of Georgia and South Carolina. The liability is reflected in taxes payable on the balance sheet.

Note 2 - Property and Equipment

Property and equipment consist of the following:

	2019	2018
Restaurant and office equipment	$ 3,578,730	$ 3,271,169
Automobile	13,823	13,823
Leasehold Improvements	2,559,045	2,387,625
Land Improvements	395,211	395,211
Total	6,546,809	6,067,828
Less: Accumulated Depreciation	5,448,089	4,907,376
Property & Equipment, Net	$ 1,098,720	$ 1,160,452

Note 3 - Long Term Debt

On December 1, 2017 the Company borrowed $400,000 from Wendcapital IV, LLC, a related party. Repayment terms are $4,441 per month including interest at 6% per annum. The loan matures on December 1, 2027. (Note 6E)

The future principal payments are as follows:

2020	33,938
2021	36,031
2022	38,253
2023	40,612
2024	43,117
Thereafter	145,974
	$ 337,925

Wendgusta, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 3 - Long Term Debt - (Continued)

On July 1, 2018 the Company borrowed $400,000 from Wendcapital V, LLC, a related party. Repayment terms are $4,441 per month including interest at 6% per annum. The loan matures on July 1, 2028. (Note 6E)

The future principal payments are as follows:

2020		32,773
2021		34,794
2022		36,941
2023		39,219
2024		41,638
Thereafter		171,439
	$	356,804

Note 4 - Commitments and Contingencies

(A) Franchise Agreement Commitments:

The Company is the franchisee for the eleven Wendy's restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy's International a monthly royalty equal to 4% of the gross sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy's National Advertising Program 3.5% of the gross sales and spend not less than .5% of the gross sales of each restaurant for local and regional advertising.

(B) Minimum Operating Lease Commitments:

The lease for the restaurant located at 517 Martintown Road in North Augusta expires on November 6, 2021 and includes one five-year renewal option. The annual rent is $87,780. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $746,181.

The lease for the restaurant located at 1730 Walton Way in Augusta expires on November 6, 2021 and includes one five-year renewal option. The annual rent is $96,780. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $768,937.

The lease for the restaurant located at 2738 Washington Road in Augusta had a primary term that expired on October 31, 2004. The current term expires on October 31, 2024. The annual rent is $71,573 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 5% of gross sales in excess of $900,000.

Note 4 - Commitments and Contingencies - (Continued)

(B) Minimum Operating Lease Commitments: (Continued)

The lease for the restaurant located at 1004 Richland Avenue in Aiken expires on November 6, 2021 and includes one five-year renewal option. The annual rent is $90,480. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $752,048.

The lease for the restaurant located at 3342 Wrightsboro Road in Augusta had a primary term that expired on October 31, 2004. The current term expires on October 31, 2024. The annual rent is $68,581 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 5% of gross sales in excess of $687,458.

The lease for the restaurant located at 3013 Peach Orchard Road in Augusta expires on November 6, 2021 and includes one five-year renewal option. The annual rent is $86,160. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $744,784.

The lease for the restaurant located at 1901 Whiskey Road in Aiken expires on November 6, 2021 and includes one five-year renewal option. The annual rent is $96,780. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $960,000.

The lease for the restaurant located at 449 Walton Way in Augusta had a primary term that expired on February 28, 2018. The current term expires on February 28, 2023 and includes one five-year renewal options. The annual rent is $103,845 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 6% of gross sales less base rent.

The lease for the restaurant located at 430 South Belair Road in Augusta has a primary term that expires on November 30, 2025 and includes two five-year renewal options. The annual rent is $171,448 through November 30, 2020. At that time and on each one year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1.5%.

The lease for the restaurant located at 1061 Edgefield Road in North Augusta has a primary term that expires on July 31, 2037 and includes four five-year renewal options. The annual rent is $170,000 through July 31, 2037. At that point and on each one year anniversary thereafter, rent will be increased by the previous year's annual rent multiplied by 2%.

The lease for the restaurant located at 200 Virginia Parkway in Waynesboro has a primary term that expires on January 31, 2039 and includes two five-year renewal options. The annual rent is $148,000 for all term of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of 1,800,000.

Wendgusta, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 4 - Commitments and Contingencies - (Continued)

(B) Minimum Operating Lease Commitments: (Continued)

Rent expense was $1,612,776 in 2019 and $1,385,970 in 2018 including percentage rent of $485,131 in 2019 and $395,242 in 2018.

Future annual minimum rentals are as follows:

2020	$	1,191,641
2021		1,125,519
2022		738,849
2023		654,964
2024		616,990
Thereafter		4,394,903
	$	8,722,867

(C) Financial and Operational Advisory Services Agreement:

At the closing, the Company entered into a financial and operational advisory services agreement with its two managing members and another individual. The agreement provides for these three individuals to: (I) consult with and advise the Company on applicable financial and/or operational matters; and (ii) if required by the Company's debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and (iii) remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term ended December 31, 2010 and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. Fees paid pursuant to this agreement aggregated $111,600 in 2019 and $111,600 in 2018. (See Note 6A)

Note 5 - Capitalization and Operating Agreement

(A) Capitalization:

The Company's initial capitalization consisted of 800 units, of which 24 and 21 were sold to two managing members at $25 per unit, or $1,125 in the aggregate, and 80 units were sold to the third managing member at $125 per unit, or $10,000 in the aggregate. Of the remaining 675 units, 192 were sold at $25 per unit, or $4,800 in the aggregate, and 483 units were sold at per unit contributions of $4,500 totaling $2,173,500. All contributions totaled $2,189,425. (See Note 5B)

Wendgusta, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 5 - Capitalization and Operating Agreement - (Continued)

(B) Operating Agreement:

All purchasers of membership interests are parties to the Company's operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members' consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other than in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manager, for cause. Members are not required to make up negative capital accounts. Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers, acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using- the income tax method/accrual basis of accounting.

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation seeing for the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms, but the purchaser must become bound by the terms of the operating agreement. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

In the event of a termination of a member's interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person - dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

In any event, all offered interest of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

Wendgusta, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 6 - Related Party Transactions

(A) Financial and Operational Advisory Services:

The Company paid two of its three managing members and a third individual a total of $ in 2019 and $111,600 in 2018 pursuant to a financial and operational advisory services agreement. (See Note 4C)

(B) Additional Capital Contributions:

During 2009 additional capital contributions of $1,000 per unit of membership interest were received by the Company for a total of $796,000.

(C) Loan Receivable:

In 2017 the company lent its president $180,000 for a capital contribution which was contributed back into the Company. The President repaid the loan in 2019.

(D) Redemption of Membership Interest:

In July 2008 the Company redeemed one member's .25% membership interest for $2,000.

In March 2009 the Company redeemed one member's .13% membership interest for $2,000.

In October 2009 the Company redeemed one member's .13% membership interest for $3,600.

In 2010 the Company redeemed four members' 2.62% combined membership interest for an aggregate price of $103,000.

In 2012 the Company redeemed four members' 5.93% combined membership for an aggregate price of $89,700.

In April 2015 the Company redeemed one member's .53% membership interest for $22,000.

In August 2015 the Company redeemed one member's .13% membership interest for $8,000.

(E) Long Term Debt

The Company, Wendcapital IV, LLC, and Wendcapital V, LLC have certain common equity interests; however, they are not under common control.

Wendgusta, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 7 - Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(k) of the Internal Revenue Code for all full-time employees meeting certain service requirements. Under the plan, employees may elect to defer their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant's account. Company contributions for the plan amounted to $5,572 for 2019 and $4,932 for 2018.

Note 8 - Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued, as reflected on the independent accountant's review report.